C21 Investments granted first CBD licence issued in Ukraine

Five-Year licence allows importation, processing, wholesale distribution and re-
export of a range of CBD extracts, concentrates and finished products

VANCOUVER, November 6, 2018 – C21 Investments Inc. (CSE: CXXI) (FSE: C6QP) today announced that it has been granted the first licence issued by the State Service of Ukraine on Medicines and Drugs Control (“SSUMDC”) for the importation of high-quality raw CBD extracts and concentrates, to import finished CBD products, to conduct CBD processing, wholesale distribution of CBD and CBD finished products, and to re-export CBD concentrates and CBD processed products to Europe and internationally.

According to Robert Cheney, C21 Investments’ Chief Executive Officer, the granting of this first Ukraine CBD licence issued by SSUMDC is a testament to the quality of C21’s products, its quality control systems, and its internal compliance processes as well as the high regard of the Ukrainian Government for the integrity of the C21 management team.

“We at C21 are excited to receive the first licence issued in the Ukraine and to expand into Europe,” said Mr. Cheney. “This is a significant opportunity for us to build a new industry, create new high-quality jobs and to leverage the competitive advantages of Ukraine to access the EU and global markets. Building on a solid relationship with the Ukrainian Government and the staff of SSUMDC, the C21 team is in the process of applying for additional licences, including for the cultivation of both hemp and cannabis.

Ukraine has a population of over 42 million people and is a major trading partner with the European Union. In 2014, Ukraine signed an agreement referred to as the “Association Agreement” making trade with the EU much easier. Trade with the EU has increased significantly as a result. Ukraine offers a long history in agriculture, a skilled labour pool, attractive wage rates, and preferential access to European markets.

CBD extracts and products with minimal THC content are legal in multiple countries within the European Union. C21 will now have the ability to distribute and market its branded products across much of the EU targeting a large portion of a market with 742 million consumers.

C21 Investments has opened a representative office in Kyiv, the capital of Ukraine, in order to oversee its operations as well as pursue other business development opportunities across Europe.

A B O U T   C 2 1   I N V E S T M E N T S
C21 Investments Inc. (CSE: CXXI) (FSE: C6QP) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company’s year end of January 31, 2019 to acquire Silver State Relief and Silver State Cultivation in Nevada and Phantom Farms, Pure Green and Swell in Oregon, and Letters of Intent to acquire and expected to also close prior to year-end with two dispensaries in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations in the USA and globally that will add to the company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
David Moorcroft	Keturah Nathe
S2C Inc.	Director, C21 Investments
david@strategy2communications.com	knathe@cxxi.ca
+1 416 727-1858	+1 604 718-2800 # 312

Cautionary Statement:
Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward - looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

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